Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. are invited to the Ordinary Shareholders’ Meeting to be held on April 29th, 2025, at 11:00 AM (first call – local time), that will be held remotely by using the videoconference system provided by “Microsoft Teams”, following the provisions set by articles 20° and 23° of the company´s By Laws, with the following AGENDA:

1° Appointment of two shareholders to sign the minutes.

2° Examination of the Financial Statements, Income Statement, and other documents as set forth by Section 234, subsection 1 of the General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 26th fiscal year ended December 31st, 2024.

3º Treatment to be given to the fiscal year's results. Integration of the applicable Legal Reserve. Cash dividend distribution for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps. 88,000,000,000.- Increase, using the balances, of the Discretionary Reserve for eventual dividends distribution.

4° Discretionary Reserve reversal for eventual distribution of profits for up to Ps. 300,000,000,000.- expressed in homogeneous currency at the time of the shareholders´ meeting. Granting of authorization to the Board of Directors to reverse, partially or totally the Discretionary Reserve for the payment of a cash dividend or in kind, in this case valued at the market price, or in any combination of both options, in one or more opportunities subject to financial and liquidity conditions, ad-referendum of the approval and the terms and conditions that the subsidiary Banco de Galicia y Buenos Aires S.A.U. may obtain from the Argentina Central Bank regarding the payment of dividends.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

5º Approval of the Board of Directors and Supervisory Syndics Committee’s performances.

6º Consideration of the Supervisory Syndics Committee´s compensation.

7° Consideration of the Board of Directors´ compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors´ fees during the fiscal year started on January 1st, 2025 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

9º Election of three syndics and three alternate syndics for one-year term of office.

10° Determination of the number of directors and alternate directors until reaching the number of directors determined by the shareholders’ meeting.

11° Compensation of the independent accountant certifying the Financial Statements for fiscal year 2024.

12º Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2025.

13º Approval of an annual budget for the Audit Committee.

According to current regulations it is necessary to state that during the fiscal year 2024 there have been no circumstances to those included in Section 71 of Law 26,831 (Ley de Mercado de Capitales).

Notes: 1) Shareholders are hereby notified that, in order to attend the meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Valores S.A., on or before April 23rd, 2025 (from 10:00 AM to 4:00 PM), by email to the following mailbox: asambleas@gfgsa.com, so that the shares can be registered in the Meeting’s Attendance Record Book.
2) The Shareholders´ Meeting will be held remotely by using the videoconference system provided by “Microsoft Teams”. For voting purposes, each Shareholder or their representative will be asked to identify themselves and cast their vote verbally in line with the instructions that will be sent. A technical manual for the Microsoft Teams platform will be sent to those shareholders who have registered following the applicable regulations. Unless otherwise indicated, the email address utilized to communicate its attendance will be used to inform the videoconference´s link.
3) Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).
4) When considering item 3 of the agenda, the majorities established by article 244, last part, of the General Law of Companies will be required

_____________________________
A. Enrique Pedemonte
Attorney in law
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183